Exhibit 99.1

press release

Results of the Invitation for Offers to Sell Any and All Bonds for Cash in relation to the following bonds issued by ArcelorMittal EUR 600,000,000 2.875% Notes due 6 July 2020 (the “2020 Bonds”); and EUR 500,000,000 3.000% Notes due 9 April 2021 (the “2021 Bonds”)

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA) (THE “UNITED STATES”) OR TO ANY U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED) OR IN ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT AND THE INVITATION FOR OFFERS. FURTHER CONDITIONS AND RESTRICTIONS APPLY.

Luxembourg, 9 December 2019 – 10:15 CET - On 29 November 2019, ArcelorMittal (“ArcelorMittal” or the “Company”) announced the commencement of an invitation (subject to offer restrictions) to holders of the bonds (“Bondholders”) set forth in the table below (the “Bonds”) to submit offers to sell (each such offer, an “Offer to Sell”) any and all of the Bonds to the Company for cash (the “Invitation”) on the terms and subject to the conditions set out in the Invitation for Offers dated 29 November 2019 (the “Invitation for Offers”). The Invitation expired at 17.00 hours CET on 6 December 2019.

Announcement of Results of the Invitation

The Company is pleased to announce the acceptance of Offers to Sell as follows:

Bonds	ISIN	Amount tendered	Purchase Price	Accrued Interest	Total Consideration	Aggregate Principal Amount Outstanding after the Settlement Date
€600,000,000 2.875% Notes due 6 July 2020	XS1084568762	€317,967,000	101.780% (€1,017.80 for each €1,000 in principal amount)	€12.4112022 for each €1,000 in principal amount	€1,030.21 for each €1,000 in principal amount	€282,033,000
€500,000,000 3.000% Notes due 9 April 2021	XS1214673722	€214,484,000	103.984% (€1,039.84 for each €1,000 in principal amount)	€20.1639344 for each €1,000 in principal amount	€1,060.00 for each €1,000 in principal amount	€285,516,000

Settlement

The Settlement Date is expected to be 11 December 2019. All tenders pursuant to the Invitation will settle through the normal procedures of the relevant Clearing System. On the Settlement Date, the Company shall pay or procure that there is paid to each Bondholder which has validly submitted an Offer to Sell accepted for purchase by the Company, an amount in cash equal to the Total Consideration.

Payment of the relevant Total Consideration, by or on behalf of the Company shall fully and finally discharge the Company’s obligations to the relevant Bondholders in respect of the Bonds delivered and accepted for purchase pursuant to the Invitation and as soon as reasonably practicable following the Settlement Date, such Bonds shall be canceled pursuant to their terms and conditions. Under no circumstances will any additional interest be payable by the Company to a Bondholder due to any delay in the transmission of funds from the relevant Clearing System or any intermediary with respect to the Bonds of that Bondholder.

Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank, J.P. Morgan Securities plc and SMBC Nikko Capital Markets Limited have been appointed to serve as the dealer managers for the Offers. D.F. King Ltd. has been retained to serve as the information and tender agent.
For additional information regarding the terms of the Invitation, please contact CITIGROUP GLOBAL MARKETS LIMITED at  +44 20 7986 8969, CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK at +44 20 7214 5733, J.P. MORGAN SECURITIES PLC at +44 20 7779 2468 or SMBC NIKKO CAPITAL MARKETS LIMITED at +44 20 3527 7545. Requests for documents and questions regarding the offers to sell Bonds may be directed to D.F. King Ltd. via email: arcelor@dfkingltd.com, or telephone: London: +44 20 7920 9700 and Hong Kong:  +852 3953 7231.
A copy of the Invitation for Offers is also available at http://sites.dfkingltd.com/arcelormittal and may be obtained at no charge from D.F. King.
Capitalized terms used and not defined herein have the meanings ascribed to them in the Invitation for Offers.

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This announcement must be read in conjunction with the Invitation for Offers. The distribution of this announcement and the Invitation for Offers in certain jurisdictions may be restricted by law. Persons into whose possession this Notice or the Invitation for Offers comes are required by each of the Company, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

United States. The Invitation is not being made and will not be made directly or indirectly in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, email and other forms of electronic transmission) of interstate or foreign commerce of, or any facility of a national securities exchange of, or to beneficial owners of the Bonds who are located in the United States as defined in Regulation S of the U.S. Securities Act of 1933, as amended (the “Securities Act”), or to U.S. Persons as defined in Regulation S of the Securities Act (each a “U.S. Person”) and the Bonds may not be offered for sale in the Invitation by any such use, means, instrumentality or facility from or within the United States, by persons located or resident in the United States or by U.S. Persons. Accordingly, copies of the Invitation for Offers and any documents or materials related to this Invitation are not being, and must not be, directly or indirectly, mailed or otherwise transmitted, distributed or forwarded in or into the United States or to any such person. Any purported Offer to Sell in response to the Invitation resulting directly or indirectly from a violation of these restrictions will be invalid, and Offers to Sell made by a person located in the United States or any agent, fiduciary or other intermediary giving instructions from within the United States or any U.S. Person will not be accepted.

Each holder of Bonds participating in the Invitation will represent that it is not a U.S. Person, is not located in the United States and is not participating in such Invitation from the United States. For the purposes of this and the above paragraph, “United States” has the meaning given to it in Regulation S of the Securities Act and includes the United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.
European Economic Area. In any European Economic Area (“EEA”) member state, the Invitation for Offers is only addressed to and is only directed at qualified investors in that member state within the meaning of the Prospectus Regulation.
The Invitation for Offers has been prepared on the basis that the Invitation in any member state of the EEA (each a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to produce a prospectus.
Each person in a Relevant Member State who received any communication in respect of the Invitation contemplated in the Invitation for Offers will be deemed to have represented, warranted and agreed to and with each Dealer Manager and the Company that it is a qualified investor within the meaning of Article 2(e) of the Prospectus Regulation.
United Kingdom. The Invitation for Offers and any other documents or materials relating to the Invitation is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)) or persons who are within Article 43(2) of the Order or any other persons to whom it may otherwise lawfully be made under the Order.
France. The Invitation is not being made, directly or indirectly, and neither the Invitation for Offers nor any other offering materials relating to the Invitation have been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France, other than to qualified investors (investisseurs qualifiés), as defined in Article L. 411-2 1° of the French Code monétaire et financier and in Article 2(e) of the Prospectus Regulation. Neither the Invitation for Offers, nor any other such offering material has been submitted for clearance to the Autorité des marchés financiers. By participating in the Invitation, an investor resident and/or located in France will be deemed to represent and warrant to the Company, the Dealer Managers and the Information and Tender Agent that it is a qualified investor.
Italy. None of the Invitation, the Invitation for Offers or any other documents or material relating to the Invitation has been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations.

The Invitation is being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended.
Accordingly, holders or beneficial owners of the Bonds that are located in Italy may tender their Bonds in the Invitation through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.
Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Bonds or the Invitation.